August 28, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Nudrat Salik
Staff Accountant

Re:	Metabolix, In.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 12, 2012
Form 10-Q for the Period ended June 30, 2012
Filed July 27, 2012
File No. 1-33133

Dear Ms. Salik:

This is to follow up to our telephone conversation yesterday regarding an extension of time to respond to the comment letter from the Staff of the Securities and Exchange Commission, dated August 27, 2012, relating to the above-referenced Form 10-K and Form 10-Q (the “Comment Letter”).  Due to management travel commitments and holidays, and to ensure we have adequate time for thorough preparation and review of our submittal with our external auditors and legal counsel, the Company respectfully requests an additional 10 business days to file its complete response to the Staff’s comments.

Assuming the Staff grants the above request for an extension, the Company hereby confirms that it intends to submit its responses to the comments made in the Comment Letter no later than September 25, 2012.

If you should have any questions concerning this request, please contact the undersigned at (978) 513-1842.  Thank you for your assistance with this matter.

Very truly yours,

/s/ Sarah P. Cecil
Sarah P. Cecil
General Counsel